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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)



                                 NETSTAFF, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   64116H 10 9
                                 (CUSIP Number)

                                  DARREN KLEIN
    c/o NetStaff, Inc., 990 Stewart Avenue, Suite 420, Garden City, NY 11530
                                  516-228-0070
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 17, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64116H 10 9              SCHEDULE 13D                      Page 2 of 7
          -----------

--------- ----------------------------------------------------------------------
    1.    NAME OF REPORTING PERSON
          OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITLES ONLY):
                DARREN KLEIN
--------- ----------------------------------------------------------------------
    2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [   ]
                                                                      (b)  [   ]
--------- ----------------------------------------------------------------------
    3.    SEC USE ONLY

--------- ----------------------------------------------------------------------
    4.    SOURCE OF FUNDS
                OO
--------- ----------------------------------------------------------------------
    5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e):    [ ]

--------- ----------------------------------------------------------------------
    6.    CITIZENSHIP OR PLACE OF ORGANIZATION:
                UNITED STATES
---------------------- ------ --------------------------------------------------
                         7.   SOLE VOTING POWER
      NUMBER OF                    12,000,000
       SHARES          ------ --------------------------------------------------
    BENEFICIALLY         8.   SHARED VOTING POWER
      OWNED BY                     0
        EACH           ------ --------------------------------------------------
      REPORTING          9.   SOLE DISPOSITIVE POWER
       PERSON                      12,000,000
        WITH           ------ --------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER
                                   0
--------- ----------------------------------------------------------------------
   11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                12,000,000 (1)
--------- ----------------------------------------------------------------------
   12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                           [ ]
--------- ----------------------------------------------------------------------
   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                12.8% (2)
--------- ----------------------------------------------------------------------
   14.    TYPE OF REPORTING PERSON
                IN
--------- ----------------------------------------------------------------------

(1)    As of May 17, 2002, the date of the Merger (defined herein).
(2) Calculated based on 93,700,000 shares outstanding as of May 17, 2002, the date of the Merger (defined herein).

CUSIP No. 64116H 10 9              SCHEDULE 13D                      Page 3 of 7
          -----------

ITEM 1.

SECURITY AND ISSUER.

         The securities that are the subject of this statement consist of common stock ($.001 par value) of NetStaff, Inc. (the "Issuer"). The name and the address of the principal executive offices of the Issuer are as follows:

                  NetStaff, Inc.
                  833 El Capitan Drive
                  Millbrae, California 94030

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed on behalf of Darren Klein (the "Reporting Person").

         (b) The business address of the Reporting Person is:

                  c/o NetStaff, Inc.
                  990 Stewart Avenue, Suite 420
                  Garden City, New York 11530

         (c) The present principal occupation or employment of the Reporting Person is Chief Information Officer. The name and principal business address of the corporation in which such occupation or employment is conducted are:
NetStaff, Inc., 990 Stewart Avenue, Suite 420, Garden City, New York 11530.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a United States citizen and resident of New York.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person beneficially owns 2,900,000 shares of common stock of the Issuer (the "Shares"). The Reporting Person received the Shares upon consummation of the merger (the "Merger") on May 17, 2002 of MAT Trading Corp., an Indiana corporation ("MAT") with and into NSI Acquisition Corporation, a wholly-owned subsidiary of the Issuer ("Sub"), pursuant to the terms of an Agreement and Plan of Merger dated May 17, 2002 (the "Merger Agreement"), by and among the Issuer, MAT and Sub. The Shares were issued to the Reporting Person in exchange for 1,500,000 shares of MAT common stock which the Reporting Person owned prior to the Merger.

CUSIP No. 64116H 10 9              SCHEDULE 13D                      Page 4 of 7
          -----------

ITEM 4. PURPOSE OF TRANSACTION.

         As described in Item 3 above, the Reporting Person acquired beneficial ownership of the Shares in connection with the Merger which was approved by the board of directors and shareholders (including the Reporting Person) of MAT. The Reporting Person had previously acquired the shares of MAT common stock which were converted into shares of common stock of the Issuer at the effective time of the Merger for investment purposes. As a result of the Merger, the Reporting Person beneficially owns 12.8% of the Issuer's outstanding common stock.

         Except as described above, the Reporting Person does not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) The Reporting Person beneficially owns 12,000,000 shares of common stock of the Issuer, which equals approximately 12.8% of the total 93,700,000 outstanding shares of common stock of the Issuer as of May 17, 2002, the date of the Merger. Of the shares of common stock beneficially owned by the Reporting Person, all shares are issued and outstanding.

         (b) With respect to all shares of common stock of the Issuer held by the Reporting Person, the Reporting Person has the sole voting power and the sole disposition power.

         (c) Other than as described in Items 3 and 4 above, in the past 60 days, there have been no transactions by the Reporting Person in the shares of common stock of the Issuer.

         (d) No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Shares.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Merger Agreement described in Item 3 above, the Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following agreement is filed as Exhibit 99.A to this Schedule 13D:

         Merger Agreement

CUSIP No. 64116H 10 9              SCHEDULE 13D                      Page 5 of 7
          -----------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                         May 23, 2002
                                         ---------------------------------------
                                         (Date)


                                         /s/ Darren Klein
                                         ---------------------------------------
                                         (Signature)


                                         Darren Klein, Chief Information Officer
                                         ---------------------------------------
                                         (Name/Title)

CUSIP No. 64116H 10 9              SCHEDULE 13D                      Page 6 of 7
          -----------


                                  EXHIBIT INDEX

Exhibit                         Description
-------                         -----------

99.A                            Merger Agreement